UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TUHURA BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

898920103
(CUSIP Number)

October 18, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Charles S. Theofilos, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 670,875 (1)
	6	SHARED VOTING POWER 1,835,446 (2)
	7	SOLE DISPOSITIVE POWER 670,875 (1)
	8	SHARED DISPOSITIVE POWER 1,835,446 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,506,321 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 473,559 shares of common stock, par value $0.001 (the “Common Stock”), of the Issuer held by Dr. Theofilos pursuant to a self-directed IRA (the “Theofilos IRA”) and (ii) 197,316 shares of Common Stock issuable pursuant to currently exercisable warrants held by the Theofilos IRA.

(2) Includes (i) 1,506,586 shares of Common Stock held as tenants by the entireties with Dr. Theofilos’ spouse, Kathryn Theofilos and (ii) 328,860 shares of Common Stock issuable pursuant to currently exercisable warrants that are held by Dr. Theofilos and his spouse as tenants by the entireties.

* Percent of class is calculated based on 42,030,226 shares of Common Stock of the Issuer outstanding as of October 18, 2024, as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 18, 2024. The percentage ownership was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1(a).	Name of Issuer:

TuHURA Biosciences, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10500 University Drive, Suite 110, Tampa, Florida 33612

Item 2(a).	Name of Person Filing:

Charles S. Theofilos, M.D.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address is c/o TuHURA Biosciences, Inc., 10500 University Drive, Suite 110, Tampa, Florida 33612.

Item 2(c).	Citizenship:

Charles S. Theofilos, M.D. is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

898920103

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership:

(a)
Amount Beneficially Owned: 2,506,321 shares of Common Stock.  The amount includes (i) 473,559 shares of Common Stock held by Dr. Theofilos pursuant to a self-directed IRA (the “Theofilos IRA”), (ii) 197,316 shares of Common Stock issuable pursuant to currently exercisable warrants held by the Theofilos IRA, (iii) 1,506,586 shares of Common Stock held by Dr. Theofilos and his spouse as tenants by the entireties, and (iv) 328,860 shares of Common Stock issuable pursuant to currently exercisable warrants that are held by Dr. Theofilos and his spouse as tenants by the entireties.

(b)
Percent of Class: 5.9%. Percent of class is calculated based on 42,030,226 shares of Common Stock of the Issuer outstanding as of October 21, 2024. The percentage ownership in this Item 4 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 670,875

(ii)	shared power to vote or to direct the vote: 1,835,446

(iii)	sole power to dispose or to direct the disposition of: 670,875

(iv)	shared power to dispose or to direct the disposition of: 1,835,446

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 25, 2024

/s/ Charles S. Theofilos, M.D.
Charles S. Theofilos, M.D.

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